SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐       No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  July 22, 2011

FEMSA Delivers Double-Digit Revenue and Operating
Income Growth Across Operations in 2Q11

Monterrey, Mexico, July 22, 2011 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the second quarter of 2011.

Second Quarter 2011 Highlights:

•
FEMSA comparable consolidated total revenues and income from operations grew 15.5% and 17.7%, respectively, compared to the second quarter of 2010, reflecting double-digit growth at Coca-Cola FEMSA and FEMSA Comercio.

•	Coca-Cola FEMSA total revenues and income from operations increased 12.9% and 12.4%, respectively. Double-digit income from operations growth in the Mexico and Mercosur divisions drove these results.

•	FEMSA Comercio achieved double digit same-store sales growth during the quarter. Income from operations increased 26.2%.

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “The second quarter was a successful one for us, on several fronts.  Operationally, we saw sustained momentum at FEMSA Comercio and in most of our territories at Coca-Cola FEMSA, with Mexico continuing to show strong growth.  In an environment that is not without its challenges, our team once again managed to produce an encouraging set of results.  In addition to that, as you know, during the second quarter we had the privilege of reaching a key strategic agreement with Grupo Tampico to join forces and combine their bottling operations with those of Coca-Cola FEMSA, marking an important step in the journey to consolidate our leadership position in the non-alcoholic beverage space.  So as we pass the halfway mark for this year, we are on the right track but we must keep our focus and our energy and continue to strive to exceed the goals we have set for ourselves.”

FEMSA Consolidated

On April 30, 2010, FEMSA announced the closing of the strategic transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group (“the transaction”). For more information regarding this acquisition, please refer to the transaction filings available at www.femsa.com/investor. FEMSA’s consolidated results for the second quarter of 2011 reflect the transaction effects and are presented on a comparable basis.

Comparable total revenues increased 15.5% compared to 2Q10 to Ps. 48.392 billion in 2Q11.  FEMSA Comercio and Coca-Cola FEMSA drove the incremental consolidated revenues.  For the first half of 2011, comparable consolidated total revenues increased 13.5% to Ps. 91.534 billion.

Comparable gross profit increased 14.5% compared to 2Q10 to Ps. 20.092 billion in 2Q11 driven by FEMSA Comercio and Coca-Cola FEMSA.  Gross margin decreased 40 basis points compared to the same period in 2010 to 41.5% of total revenues, as FEMSA Comercio’s gross profit improvement partially offset raw-material-driven cost pressures at Coca-Cola FEMSA.

For the first half of 2011, comparable gross profit increased 13.0% to Ps. 37.547 billion.  Gross margin decreased 20 basis points compared to the same period in 2010 to 41.0% of total revenues, mainly due to the effect of the faster growth of lower-margin FEMSA Comercio, which tends to compress FEMSA’s consolidated margins over time.

Comparable income from operations increased 17.7% to Ps. 6.277 billion in 2Q11 as compared to the same period in 2010.  Consolidated operating margin increased 30 basis points compared to 2Q10 to 13.0% of total revenues, due mainly to operating margin improvement at FEMSA Comercio.

For the first half of 2011, comparable income from operations increased 13.5% to Ps. 11.085 billion.  Our consolidated operating margin year-to-date remained at 12.1% as a percentage of total revenues as compared to the same period of 2010.

Net income from continuing operations increased 7.1% to Ps. 4.066 billion in 2Q11 compared to 2Q10, reflecting the fact that this line includes FEMSA’s 20% participation in Heineken’s 1Q11 net income.  The figures also reflect growth in comparable income from operations, as described above.  The effective income tax rate on continuing operations was 30.8% in 2Q11 compared to 24.5% in 2Q10.

For the first half of 2011, net income from continuing operations increased 15.7% to Ps. 7.432 billion compared to the same period of 2010, primarily as a result of growth in income from operations.

Net consolidated income decreased 86.7% compared to 2Q10 to Ps. 4.066 billion in 2Q11, due to a high comparison base in 2Q10 which reflected the inclusion of the gain from the transaction.  Net majority income for 2Q11 resulted in Ps. 0.77 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 0.66 for the quarter.  For the first half of 2011, net majority income per FEMSA Unit1 was Ps. 1.39 (US$ 1.18 per ADS).

Capital expenditures increased to Ps. 2.960 billion in 2Q11 as FEMSA Comercio deployed a higher amount of investment.

Our consolidated balance sheet as of June 30, 2011, recorded a cash balance of Ps. 31.176 billion (US$ 2.660 billion), an increase of Ps. 8.348 billion (US$ 712.3 million) compared to the same period in 2010.  Short-term debt was Ps. 5.581 billion (US$ 476.2 million), while long-term debt was Ps. 22.485 billion (US$ 1,918.7 billion).  Our consolidated net cash balance was Ps. 3.110 billion (US$ 265.4 million).

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2011 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2	July 22, 2011

Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 20.3% compared to 2Q10 to Ps. 18.973 billion in 2Q11 mainly driven by the opening of 342 net new stores in the quarter, reaching 1,132 total net new store openings in the last twelve months.  As of June 30, 2011, FEMSA Comercio had a total of 8,963 convenience stores.  Same-store sales increased an average of 10.7% for the quarter over 2Q10, reflecting a 4.3% increase in store traffic and a 6.1% increase in average customer ticket.

For the first half of 2011, total revenues increased 19.9% to Ps. 35.083 billion.  FEMSA Comercio’s same-store sales increased an average of 9.9% driven by a 4.5% increase in store traffic and a 4.9% increase in average customer ticket.

Gross profit increased by 23.1% in 2Q11 compared to 2Q10, resulting in an 80 basis point gross margin expansion to 33.9% of total revenues. This increase reflects (i) a positive mix shift due to the growth of higher margin categories, (ii) a more effective collaboration and execution with our key supplier partners combined with a more efficient use of promotion-related marketing resources, and (iii) a change in the structure of commercial terms for certain supplier partners; while the impact of these terms used to be skewed towards the fourth quarter, it is now more evenly spread throughout the year.  For the first half of 2011, gross margin expanded by 70 basis points to 32.8% of total revenues.

Income from operations increased 26.2% over 2Q10 to Ps. 1.590 billion in 2Q11.  Operating expenses increased 22.2% to Ps. 4.845 billion, largely driven by the growing number of stores as well as by incremental expenses such as the strengthening of FEMSA Comercio’s organizational structure, mainly IT-related.  Operating expense growth was contained during the quarter, allowing the operating margin to expand 40 basis points compared to 2Q10, reaching 8.4% of total revenues.  For the first half of 2011, income from operations increased 26.0% to Ps. 2.367 billion, resulting in an operating margin of 6.7%, which represents a 30 basis point expansion from the prior year.

3	July 22, 2011

CONFERENCE CALL INFORMATION:

Our Second Quarter Conference Call will be held on: Friday July 22, 2011, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US:  (800) 261-3417 International: (617) 614-3673, Conference Id 87907812. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at June 30, 2011, which was 11.7191 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release to follow.

4	July 22, 2011

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the second quarter of:					For the six months of:
	2011 (A)	% of rev.	2010 (A)	% of rev.	% Increase	2011 (A)	% of rev.	2010 (A)	% of rev.	% Increase
Total revenues	48,392	100.0	41,899	100.0	15.5	91,534	100.0	80,642	100.0	13.5
Cost of sales	28,300	58.5	24,358	58.1	16.2	53,987	59.0	47,418	58.8	13.9
Gross profit	20,092	41.5	17,541	41.9	14.5	37,547	41.0	33,224	41.2	13.0
Administrative expenses	2,037	4.2	1,976	4.7	3.1	3,869	4.2	3,687	4.6	4.9
Selling expenses	11,778	24.3	10,234	24.4	15.1	22,593	24.7	19,773	24.5	14.3
Operating expenses	13,815	28.5	12,210	29.1	13.1	26,462	28.9	23,460	29.1	12.8
Income from operations	6,277	13.0	5,331	12.7	17.7	11,085	12.1	9,764	12.1	13.5
Other (expenses) income	(425)		(320)		32.8	(691)		(518)		33.4
Interest expense	(689)		(729)		(5.5)	(1,327)		(1,477)		(10.2)
Interest income	255		228		11.8	456		530		(14.0)
Interest expense, net	(434)		(501)		(13.4)	(871)		(947)		(8.0)
Foreign exchange (loss) gain	(116)		(61)		90.2	(296)		(356)		(16.9)
(Loss) gain on monetary position	11		101		(89.1)	56		256		(78.1)
Gain (loss) on financial instrument(1)	15		(33)		N.S.	102		102		-
Integral result of financing	(524)		(494)		6.1	(1,009)		(945)		6.8
Participation in Heineken results(2)	551		508		8.5	1,042		508		N.S.
Income before income tax	5,879		5,025		17.0	10,427		8,809		18.4
Income tax	1,813		1,230		47.4	2,995		2,386		25.5
Net income from continuing operations	4,066		3,795		7.1	7,432		6,423		15.7
Gain from transaction with Heineken, net of taxes(3)	-		26,623		N.S.	-		26,623		N.S.
Net Income from FEMSA's former beer operations(4)	-		216		N.S.	-		706		N.S.
Net consolidated income	4,066		30,634		(86.7)	7,432		33,752		(78.0)
Net majority income	2,747		29,374		(90.6)	4,958		31,392		(84.2)
Net minority income	1,319		1,260		4.7	2,474		2,360		4.8

(A) This information is presented on a comparable basis.

EBITDA & CAPEX
Income from operations	6,277	13.0	5,331	12.7	17.7	11,085	12.1	9,764	12.1	13.5
Depreciation	1,073	2.2	914	2.2	17.4	2,125	2.3	1,821	2.3	16.7
Amortization & other(5)	625	1.3	471	1.1	32.7	1,166	1.3	964	1.2	21.0
EBITDA	7,975	16.5	6,716	16.0	18.7	14,376	15.7	12,549	15.6	14.6
CAPEX	2,960		2,661		11.2	4,228		4,234		(0.1)

FINANCIAL RATIOS	2011		2010		Var. p.p.
Liquidity(6)	1.55		1.52		0.03
Interest coverage(7)	18.38		13.41		4.97
Leverage(8)	0.49		0.49		0.00
Capitalization(9)	15.83%		14.69%		1.14

(1) Includes solely derivative instruments that do not meet hedging criteria for accounting purposes.
(2) Represents the equity-method participation in Heineken´s results.
(3) Represents the difference between the market value of the Heineken shares (20% equity interest) and the book value of FEMSA's former beer operations, net of transaction tax, as of April 30, 2010.
(4) Represents the net income of FEMSA's former beer operations for the period ended April 30, 2010.
(5) Includes returnable bottle breakage expense.
(6) Total current assets / total current liabilities.
(7) Income from operations + depreciation + amortization & other / interest expense, net.
(8) Total liabilities / total stockholders' equity.
(9) Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans.

5	July 22, 2011

FEMSA
Consolidated Balance Sheet
Millions of Pesos
As of June 30:

ASSETS	2011	(A)	2010	(A)	% Increase
Cash and cash equivalents	31,176		22,828		36.6
Accounts receivable	6,690		5,605		19.4
Inventories	11,216		9,476		18.4
Other current assets	5,524		5,061		9.1
Total current assets	54,606		42,970		27.1
Investments in shares	71,112		62,638		13.5
Property, plant and equipment, net	43,198		39,203		10.2
Intangible assets(1)	52,778		51,624		2.2
Other assets	9,583		8,880		7.9
TOTAL ASSETS	231,277		205,315		12.6

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	1,389		1,225		13.4
Current maturities long-term debt	4,192		1,573		N.S.
Interest payable	202		158		27.8
Operating liabilities	29,465		25,347		16.2
Total current liabilities	35,248		28,303		24.5
Long-term debt (2)	22,485		20,522		9.6
Labor liabilities	1,965		1,841		6.7
Other liabilities	16,730		16,413		1.9
Total liabilities	76,428		67,079		13.9
Total stockholders’ equity	154,849		138,236		12.0
LIABILITIES AND STOCKHOLDERS’ EQUITY	231,277		205,315		12.6

(A) This information is presented on a comparable basis.
(1) Includes mainly the intangible assets generated by acquisitions.
(2) Includes the effect of assigned derivative financial instruments on long-term debt, for accountig purposes.

	June 30, 2011
DEBT MIX	Ps.	% Integration	Average Rate(1)
Denominated in:
Mexican pesos	16,797	59.9%	6.5%
Dollars	7,910	28.2%	4.5%
Colombian pesos	2,108	7.5%	5.0%
Argentinan pesos	1,095	3.9%	15.5%
Venezuelan bolivars	54	0.2%	12.0%
Brazilian Reals	102	0.3%	4.5%
Total debt	28,066	100.0%	6.3%

Fixed rate(1)	15,360	54.7%
Variable rate(1)	12,706	45.3%

% of Total Debt	2011	2012	2013	2014	2015	2016	2017	+
DEBT MATURITY PROFILE	4.5%	17.4%	15.0%	5.0%	10.1%	8.9%	39.1%

(1) Includes the effect of interest rate swaps.

6	July 22, 2011

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the second quarter of:							For the six months of:
	2011	(A)	% of rev.	2010	(A)	% of rev.	% Increase	2011	(A)	% of rev.	2010	(A)	% of rev.	% Increase
Total revenues	28,417		100.0	25,177		100.0	12.9	54,388		100.0	49,205		100.0	10.5
Cost of sales	15,339		54.0	13,522		53.7	13.4	29,454		54.2	26,650		54.2	10.5
Gross profit	13,078		46.0	11,655		46.3	12.2	24,934		45.8	22,555		45.8	10.5
Administrative expenses	1,277		4.5	1,011		4.0	26.3	2,427		4.5	2,062		4.2	17.7
Selling expenses	7,205		25.3	6,556		26.1	9.9	14,016		25.7	12,827		26.1	9.3
Operating expenses	8,482		29.8	7,567		30.1	12.1	16,443		30.2	14,889		30.3	10.4
Income from operations	4,596		16.2	4,088		16.2	12.4	8,491		15.6	7,666		15.6	10.8
Depreciation	761		2.7	645		2.6	18.0	1,505		2.8	1,294		2.6	16.3
Amortization & other	375		1.3	290		1.2	29.3	719		1.3	611		1.3	17.7
EBITDA	5,732		20.2	5,023		20.0	14.1	10,715		19.7	9,571		19.5	12.0
Capital expenditures	1,849			1,742			6.1	2,465			2,706			(8.9)

(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico	365.3	54.9	343.1	54.2	6.5	663.0	52.1	614.4	50.2	7.9
Latincentro	147.4	22.1	143.5	22.6	2.7	278.9	22.0	296.7	24.3	(6.0)
Mercosur	152.9	23.0	147.2	23.2	3.9	328.6	25.9	312.1	25.5	5.3
Total	665.6	100.0	633.8	100.0	5.0	1,270.5	100.0	1,223.2	100.0	3.9

7	July 22, 2011

FEMSA Comercio
Results of Operations
Millions of Pesos

	For the second quarter of:							For the six months of:
	2011	(A)	% of rev.	2010	(A)	% of rev.	% Increase	2011	(A)	% of rev.	2010	(A)	% of rev.	% Increase
Total revenues	18,973		100.0	15,774		100.0	20.3	35,083		100.0	29,259		100.0	19.9
Cost of sales	12,538		66.1	10,548		66.9	18.9	23,588		67.2	19,856		67.9	18.8
Gross profit	6,435		33.9	5,226		33.1	23.1	11,495		32.8	9,403		32.1	22.2
Administrative expenses	358		1.9	291		1.8	23.0	692		2.0	560		1.9	23.6
Selling expenses	4,487		23.6	3,675		23.3	22.1	8,436		24.1	6,964		23.8	21.1
Operating expenses	4,845		25.5	3,966		25.1	22.2	9,128		26.1	7,524		25.7	21.3
Income from operations	1,590		8.4	1,260		8.0	26.2	2,367		6.7	1,879		6.4	26.0
Depreciation	285		1.5	239		1.5	19.2	560		1.6	472		1.6	18.6
Amortization & other	176		0.9	144		0.9	22.2	339		1.0	284		1.0	19.4
EBITDA	2,051		10.8	1,643		10.4	24.8	3,266		9.3	2,635		9.0	23.9
Capital expenditures	903			772			17.0	1,607			1,367			17.6

(A) Average Mexican Pesos of each year.

Information of OXXO Stores
Total stores				8,963		7,831		14.5
Net new convenience stores	342	339	0.9	1,132	(2)	1,020	(2)	11.0

Same store data: (1)
Sales (thousands of pesos)	696.4	629.2	10.7	652.8		594.1		9.9
Traffic (thousands of transactions)	26.7	25.6	4.3	25.4		24.3		4.5
Ticket (pesos)	26.1	24.6	6.1	25.7		24.5		4.9

(1) Monthly average information per store, considering same stores with more than 12 months of operations.
(2) For the last twelve months for each period.

8	July 22, 2011

FEMSA
Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Jun-11		Jun-10
		June-10
	2Q 2011	June-11	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	-0.75%	3.28%	11.84	1.0000	12.66	1.0000
Colombia	0.73%	3.23%	1,780.16	0.0067	1,916.46	0.0066
Venezuela	6.62%	23.58%	4.30	2.7532	4.30	2.9434
Brazil	1.40%	6.71%	1.56	7.5837	1.80	7.0256
Argentina	2.30%	9.67%	4.11	2.8805	3.93	3.2197
Euro Zone	0.56%	2.80%	0.70	16.9899	0.81	15.5316

9	July 22, 2011

Stock Listing Information
Mexican Stock Exchange Ticker: KOFL	2011 SECOND-QUARTER AND FIRST SIX-MONTH RESULTS

NYSE (ADR)		Second Quarter			YTD
Ticker: KOF		2011	2010	Δ%	2011	2010	Δ%
	Total Revenues	28,417	25,177	12.9%	54,388	49,205	10.5%
Ratio of KOF L to KOF = 10:1	Gross Profit	13,078	11,655	12.2%	24,934	22,555	10.5%
	Operating Income	4,596	4,088	12.4%	8,491	7,666	10.8%
	Net Controlling Interest Income	2,629	2,480	6.0%	4,869	4,613	5.5%
	EBITDA(1)	5,732	5,023	14.1%	10,715	9,571	12.0%
	Net Debt (2)	5,344	4,817	10.9%
	Net Debt / EBITDA (3)	0.24	0.24
	EBITDA/ Interest Expense, net (3)	16.52	15.38
	Earnings per Share (3)	5.43	5.22
	Capitalization (4)	24.1%	19.4%

Expressed in millions of Mexican pesos.
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 9 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + shareholders' equity)

For Further Information: Investor Relations José Castro jose.castro@kof.com.mx (5255) 5081-5120 / 5121

•     Total revenues reached Ps. 28,417 million in the second quarter of 2011, an increase of 12.9% compared to the second quarter of 2010 as a result of double-digit total revenue growth in every division.
•      Consolidated operating income grew 12.4% to Ps. 4,596 million for the second quarter of 2011, mainly driven by double-digit operating income growth recorded in our Mexico and Mercosur divisions. Our operating margin was 16.2% in the second quarter of 2011.
•      Consolidated net controlling interest income grew 6.0%, reaching Ps. 2,629 million in the second quarter of 2011, resulting in earnings per share of Ps. 1.42 in the second quarter of 2011.

Gonzalo García gonzalojose.garciaa@kof.com.mx (5255) 5081-5148 Roland Karig roland.karig@kof.com.mx (5255) 5081-5186 Website: www.coca-colafemsa.com

Mexico City (July 20, 2011), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public Coca-Cola bottler in the world in terms of sales volume, announces results for the second quarter of 2011.

“Our diversified portfolio of franchise territories enabled us to deliver strong results for the second quarter of 2011. Our performance was supported by volume growth across all of our divisions and our ability to implement pricing initiatives over the past several months throughout our main markets. The continued implementation of our commercial model at the point of sale is allowing us to better identify our customer’s value potential, satisfy our consumers’ needs and, at the same time, generate efficiencies for further investment in our marketplace. We are enthusiastic about the merger with Grupo Tampico’s beverage division in Mexico. This merger will not only reinforce our presence in one of our key markets, but also present the opportunity to integrate with the oldest bottling franchise in the Mexican Coca-Cola system, whose talented team of professionals will help us to drive our future growth. We have significantly advanced our strategy to grow through value-creating transactions during the first half of the year, as exemplified by our acquisition in Panama's dairy segment, completed in March, and the upcoming merger with Grupo Tampico’s beverage division. As we enter the second half of the year, we look forward with renewed optimism, eager to deliver both organic and non-organic growth for our investors through the execution of our business strategy." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

July 20, 2011	Page 10

CONSOLIDATED RESULTS

Our consolidated total revenues increased 12.9% to Ps. 28,417 million in the second quarter of 2011, compared to the second quarter of 2010 as a result of double-digit total revenue growth in every division. On a currency neutral basis, total revenues grew approximately 14%, driven by average price per unit case growth in most of our territories, in combination with volume growth mainly in Mexico, Colombia and Argentina.

Total sales volume increased 5.0% to reach 665.6 million unit cases in the second quarter of 2011 as compared to the same period in 2010. The sparkling beverage category grew 5% mainly supported by strong volume growth of the Coca-Cola brand in Mexico and Colombia, contributing 75% of incremental volumes. The bottled water category, including bulk water, grew 5%, representing 15% of incremental volumes. The still beverage category grew 10%, mainly driven by the Jugos del Valle line of business in Mexico and Brazil, representing the balance.

Our gross profit increased 12.2% to Ps. 13,078 million in the second quarter of 2011, compared to the second quarter of 2010. Cost of goods sold increased 13.4%, mainly as a result of higher PET and sweetener costs across our territories, which were partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1)and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 46.0%, as compared to 46.3% in the second quarter of 2010.

Our consolidated operating income increased 12.4% to Ps. 4,596 million in the second quarter of 2011, mainly driven by double-digit operating income growth in our Mexico and Mercosur divisions. Operating expenses increased 12.1% in the second quarter of 2011 mainly as a result of higher labor costs in Venezuela and Mercosur and higher freight costs in Argentina. Our operating margin remained flat at 16.2% in the second quarter of 2011.

During the second quarter of 2011, we recorded Ps. 332 million in the other expenses, net line. These expenses mainly reflect the recording of employee profit sharing.

Our comprehensive financing result in the second quarter of 2011 recorded an expense of Ps. 340 million as compared to an expense of Ps. 364 million in the same period of 2010.

During the second quarter of 2011, income tax, as a percentage of income before taxes, was 30.5% compared to 25.8% in the same period of 2010. This difference was mainly driven by the cancellation of a provision during the second quarter of 2010, that had been recorded in excess during 2009.

Our consolidated net controlling interest income grew 6.0% reaching Ps. 2,629 million in the second quarter of 2011 as compared to the second quarter of 2010. Earnings per share (EPS) in the second quarter of 2011 were Ps. 1.42 (Ps. 14.24 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the second quarter and first six months.

July 20, 2011	Page 11

BALANCE SHEET

As of June 30, 2011, we had a cash balance of Ps. 16,723 million, including US$ 571 million denominated in U.S. dollars, an increase of Ps. 4,189 million compared to December 31, 2010, mainly as a result of the issuance of Ps. 5,000 million of Certificados Bursátiles in April 2011 and cash generated by our operations, net of the dividend payment made during the quarter.

As of June 30, 2011, total short-term debt was Ps. 5,582 million and long-term debt was Ps. 16,485 million. Total debt increased by Ps. 4,716 million, compared to year end 2010. Net debt increased Ps. 527 million compared to year end 2010. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 673 million.(1)

The weighted average cost of debt for the quarter was 5.9%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2011:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	48.9%	33.0%
U.S. dollars	35.8%	2.8%
Colombian pesos	9.6%	100.0%
Brazilian reais	0.5%	0.0%
Venezuelan bolivars	0.2%	0.0%
Argentine pesos	5.0%	5.3%

(1)	After giving effect to cross-currency swaps and interest rate swaps.
(2)	Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2011	2012	2013	2014	2015	2016	+
% of Total Debt	5.7%	22.2%	3.2%	6.4%	12.9%	49.6%

Consolidated Cash Flow

The following cash flow statement is presented on a historical basis and the balance sheet included on page 10 is presented in nominal terms. Certain differences resulting from calculations performed with the information contained in the balance sheet may differ from items shown in this cash flow statement. These differences are presented separately as a part of the Translation Effect in the cash flow statement in accordance with Mexican Financial Reporting Standards.

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of June 30, 2011 jun-11
Ps.
Income before taxes	7,428
Non cash charges to net income	3,091
10,519
Change in working capital	(2,418)
Resources Generated by Operating Activities	8,101
Investments	(3,489)
Debt increase	5,018
Dividends declared and paid	(4,367)
Other	(756)
Increase in cash and cash equivalents	4,507
Cash, cash equivalents and marketable securities at begining of period	12,534
Translation Effect	(318)
Cash, cash equivalents and marketable securities at end of period	16,723

July 20, 2011	Page 12

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 10.8% to Ps. 11,802 million in the second quarter of 2011, as compared to the same period in 2010. Volume growth accounted for approximately 60% of incremental revenues during the quarter, and increased average price per unit case represented the balance. Average price per unit case reached Ps. 32.22, an increase of 3.9%, as compared to the second quarter of 2010, mainly reflecting selective price increases across our product portfolio implemented over the past several months. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 37.56, a 3.6% increase as compared to the same period in 2010.

Total sales volume increased 6.5% to 365.3 million unit cases in the second quarter of 2011, as compared to the second quarter of 2010. Sparkling beverage volume increased 6%, driven by a 7% growth of the Coca-Cola brand and a 5% increase in flavored sparkling beverages, accounting for more than 70% of incremental volumes. Our bottled water portfolio, including bulk water, grew 7% and contributed with close to 25% of incremental volumes. Still beverages grew 6% mainly driven by the Jugos del Valle line of products, Nestea and Powerade, contributing the balance.

Operating Income

Our gross profit increased 11.3% to Ps. 5,867 million in the second quarter of 2011 as compared to the same period in 2010. Cost of goods sold increased 10.3% as a result of higher PET costs, which were compensated mainly by the appreciation of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin expanded 20 basis points to reach 49.7% in the second quarter of 2011.

Operating income increased 18.6% to Ps. 2,325 million in the second quarter of 2011, compared to Ps. 1,960 million in the same period of 2010. Operating leverage achieved through higher revenues, in combination with controlled operating expenses, resulted in an operating margin expansion of 130 basis points to reach 19.7% in the second quarter of 2011.

(1) See page 14 for average and end of period exchange rates for the second quarter and first six months.

July 20, 2011	Page 13

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues were Ps. 8,181 million in the second quarter of 2011, an increase of 11.0% as compared to the same period of 2010 as a result of total revenue growth in every territory. Higher average prices per unit case in Venezuela and Central America in combination with volume growth in Colombia and Central America, were partially offset by lower volumes in Venezuela. On a currency neutral basis, total revenues increased approximately 15%.

Total sales volume in our Latincentro division increased 2.7% to 147.4 million unit cases in the second quarter of 2011 as compared to the same period of 2010. Volumes in Colombia and Central America, which increased 10% and 8%, respectively, compensated for a 9% volume decline in Venezuela. Our sparkling beverage portfolio grew 4%, mainly driven by a strong performance of the Coca-Cola brand in Colombia and Central America, which grew 18% and 8%, respectively. The still beverage category grew 4% driven by the Jugos del Valle line of business in Central America. These increases compensated for a 6% decline in the bottled water portfolio, including bulk water.

Operating Income

Gross profit reached Ps. 3,752 million, an increase of 9.6% in the second quarter of 2011, as compared to the same period of 2010. Cost of goods sold increased 12.3% mainly driven by higher year-over-year PET and sweetener costs across the division, which were partially offset by the appreciation of the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross profit reached 45.9% in the second quarter of 2011 as compared to 46.5% in the same period of 2010.

Our operating income decreased 1.3% to Ps. 1,217 million in the second quarter of 2011, compared to the second quarter of 2010. Operating expenses increased 15.8%, mainly as a result of higher labor costs in Venezuela. Our operating margin was 14.9% in the second quarter of 2011, as compared to 16.7% in the same period of 2010.

(1) See page 14 for average and end of period exchange rates for the second quarter and first six months.

July 20, 2011	Page 14

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 17.8% to Ps. 8,434 million in the second quarter of 2011, as compared to the same period of 2010. Excluding beer, which accounted for Ps. 850 million during the quarter, revenues increased 18.3% to Ps. 7,584 million. Average price per unit case growth accounted for close to 80% of incremental total revenues. On a currency neutral basis, our Mercosur division’s revenues increased approximately 16%.

Total sales volume in our Mercosur division increased 3.9% to 152.9 million unit cases in the second quarter of 2011 as compared to the same period of 2010. The sparkling beverage category grew 2%, mainly driven by a 7% volume growth in flavored sparkling beverages, accounting for close to 60% of incremental volumes. The still beverage category increased 35%, mainly driven by the performance of the Jugos del Valle line of business and the Matte Leao portfolio in Brazil and the Cepita juice brand in Argentina, representing more than 30% of incremental volumes. The bottled water category, including bulk water, grew 10%, mainly driven by the performance of Aquarius flavored water in Argentina, representing the balance.

Operating Income

In the second quarter of 2011, our gross profit increased 16.9% to Ps. 3,459 million, as compared to the same period in 2010. Cost of goods sold increased 18.5% mainly due to higher PET and sweetener costs across the division, which were partially offset by the appreciation of the Brazilian real(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 41.0% in the second quarter of 2011, a decrease of 40 basis points as compared to the second quarter of 2010.

Operating income grew 17.8% to Ps. 1,054 million in the second quarter of 2011, as compared to Ps. 895 million in the same period of 2010. Operating expenses increased 16.5% mainly due to higher labor cost in the division and higher freight costs in Argentina. Our operating margin remained flat at 12.5% in the second quarter of 2011.

(1) See page 14 for average and end of period exchange rates for the second quarter and first six months.

July 20, 2011	Page 15

SUMMARY OF SIX-MONTH RESULTS

Our consolidated total revenues increased 10.5% to Ps. 54,388 million in the first six months of 2011, as compared to the same period of 2010, mainly as a result of double-digit total revenue growth in our Mercosur and Mexico divisions. On a currency neutral basis, total revenues increased approximately 12% in the first half of 2011.

Total sales volume increased 3.9% to 1,270.5 million unit cases in the first six months of 2011, as compared to the same period in 2010. The sparkling beverage category, driven by a 4% growth of the Coca-Cola brand, contributed more than 70% of incremental volumes. Our bottled water portfolio, including bulk water, grew 4% and represented 15% of incremental volumes. The still beverage category grew 11%, mainly driven by the performance of the Jugos del Valle line of business in Mexico and Brazil, and the Cepita juice brand in Argentina, representing the balance.

Our gross profit increased 10.5% to Ps. 24,934 million in the first six months of 2011, as compared to the same period of 2010. Cost of goods sold increased 10.5% mainly as a result of higher PET and sweetener costs across our operations, which were partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1) and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin remained flat at 45.8% for the first six months of 2011 as compared to the same period of 2010.

Our consolidated operating income increased 10.8% to Ps. 8,491 million in the first six months of 2011, as compared to the same period of 2010. Our Mexico and Mercosur divisions accounted for this growth. Our operating margin was 15.6% for the first six months of 2011, remaining flat as compared to the same period of 2010.

Our consolidated net controlling interest income increased 5.5% to Ps. 4,869 million in the first six months of 2011 as compared to the same period of 2010. Earnings per share (EPS) in the first six months of 2011 were Ps. 2.64 (Ps. 26.37 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the second quarter and first six months.

July 20, 2011	Page 16

RECENT DEVELOPMENTS

•
On June 28, 2011, Coca-Cola FEMSA and Grupo Tampico S.A. de C.V. and its shareholders agreed to merge Grupo Tampico’s beverage division, one of the largest family-owned bottlers in terms of sales volume in Mexico, with Coca-Cola FEMSA.  The merger agreement has been approved by both Coca-Cola FEMSA’s and Grupo Tampico’s Board of Directors and is subject to the completion of confirmatory legal, financial and operating due diligence and to customary regulatory and corporate approvals, among them, the approval of The Coca-Cola Company and the Comisión Federal de Competencia, the Mexican antitrust authority.

CONFERENCE CALL INFORMATION

Our second-quarter 2011 Conference Call will be held on July 20, 2011, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through July 26, 2011. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 85154446.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves close to 1,600,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

July 20, 2011	Page 17

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	2Q 11	% Rev	2Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases) (2)	665.6		633.8		5.0%	1,270.5		1,223.2		3.9%
Average price per unit case (2)	41.23		38.41		7.3%	41.25		38.83		6.2%
Net revenues	28,296		25,092		12.8%	54,137		49,000		10.5%
Other operating revenues	121		85		42.4%	251		205		22.4%
Total revenues	28,417	100%	25,177	100%	12.9%	54,388	100%	49,205	100%	10.5%
Cost of goods sold	15,339	54.0%	13,522	53.7%	13.4%	29,454	54.2%	26,650	54.2%	10.5%
Gross profit	13,078	46.0%	11,655	46.3%	12.2%	24,934	45.8%	22,555	45.8%	10.5%
Operating expenses	8,482	29.8%	7,567	30.1%	12.1%	16,443	30.2%	14,889	30.3%	10.4%
Operating income	4,596	16.2%	4,088	16.2%	12.4%	8,491	15.6%	7,666	15.6%	10.8%
Other expenses, net	332		248		33.9%	571		417		36.9%
Interest expense	406		420		-3.3%	753		794		-5.2%
Interest income	144		71		102.8%	237		155		52.9%
Interest expense, net	262		349		-24.9%	516		639		-19.2%
Foreign exchange loss	78		94		-17.0%	87		285		-69.5%
Gain on monetary position in Inflationary subsidiries	(12)		(105)		-88.6%	(60)		(258)		-76.7%
Market value loss (gain) on ineffective portion of derivative instruments	12		26		-53.8%	(51)		(108)		-52.8%
Comprehensive financing result	340		364		-6.6%	492		558		-11.8%
Income before taxes	3,924		3,476		12.9%	7,428		6,691		11.0%
Income taxes	1,195		896		33.4%	2,340		1,856		26.1%
Consolidated net income	2,729		2,580		5.8%	5,088		4,835		5.2%
Net controlling interest income	2,629	9.3%	2,480	9.9%	6.0%	4,869	9.0%	4,613	9.4%	5.5%
Net non-controlling interest income	100		100		0.0%	219		222		-1.4%
Operating income	4,596	16.2%	4,088	16.2%	12.4%	8,491	15.6%	7,666	15.6%	10.8%
Depreciation	761		645		18.0%	1,505		1,294		16.3%
Amortization and other operative non-cash charges	375		290		29.3%	719		611		17.7%
EBITDA (3)	5,732	20.2%	5,023	20.0%	14.1%	10,715	19.7%	9,571	19.5%	12.0%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.

July 20, 2011	Page 18

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets	Jun 11		Dec 10
Current Assets
Cash, cash equivalents and marketable securities	Ps.	16,723	Ps.	12,534
Total accounts receivable		5,034		6,363
Inventories		5,307		4,962
Other current assets (1)		2,088		2,577
Total current assets		29,152		26,436
Property, plant and equipment
Property, plant and equipment		58,812		57,330
Accumulated depreciation		(26,149)		(25,230)
Total property, plant and equipment, net		32,663		32,100
Other non-current assets (1)		57,782		55,525
Total Assets	Ps.	119,597	Ps.	114,061

Liabilities and Shareholders' Equity	Jun 11		Dec 10
Current Liabilities
Short-term bank loans and notes	Ps.	5,582	Ps.	1,840
Suppliers		8,937		8,988
Other current liabilities		6,524		6,818
Total Current Liabilities		21,043		17,646
Long-term bank loans		16,485		15,511
Other long-term liabilities		6,995		7,023
Total Liabilities		44,523		40,180
Shareholders' Equity
Non-controlling interest		2,823		2,602
Total controlling interest		72,251		71,279
Total shareholders' equity		75,074		73,881
Liabilities and Shareholders' Equity	Ps.	119,597	Ps.	114,061

(1) As of January 1, 2010, according to Mexican Financial Reporting Standards, advances to suppliers presentation is part of the entry "Other current assets” and "Other non-current assets". Reclassification is made for comparative purposes in 2010 .

July 20, 2011	Page 19

Mexico Division
Expressed in millions of Mexican pesos(1)

	2Q 11	% Rev	2Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases)	365.3		343.1		6.5%	663.0		614.4		7.9%
Average price per unit case	32.22		31.01		3.9%	32.04		30.81		4.0%
Net revenues	11,768		10,640		10.6%	21,238		18,928		12.2%
Other operating revenues	34		13		161.5%	56		30		86.7%
Total revenues	11,802	100.0%	10,653	100.0%	10.8%	21,294	100.0%	18,958	100.0%	12.3%
Cost of goods sold	5,935	50.3%	5,381	50.5%	10.3%	10,862	51.0%	9,682	51.1%	12.2%
Gross profit	5,867	49.7%	5,272	49.5%	11.3%	10,432	49.0%	9,276	48.9%	12.5%
Operating expenses	3,542	30.0%	3,312	31.1%	6.9%	6,740	31.7%	6,204	32.7%	8.6%
Operating income	2,325	19.7%	1,960	18.4%	18.6%	3,692	17.3%	3,072	16.2%	20.2%
Depreciation, amortization & other operative non-cash charges	467	4.0%	441	4.1%	5.9%	907	4.3%	896	4.7%	1.2%
EBITDA (2)	2,792	23.7%	2,401	22.5%	16.3%	4,599	21.6%	3,968	20.9%	15.9%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)

	2Q 11	% Rev	2Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases)	147.4		143.5		2.7%	278.9		296.7		-6.0%
Average price per unit Case	55.45		51.25		8.2%	54.85		50.96		7.6%
Net revenues	8,173		7,354		11.1%	15,300		15,121		1.2%
Other operating revenues	8		13		-38.5%	16		20		-20.0%
Total revenues	8,181	100.0%	7,367	100.0%	11.0%	15,316	100.0%	15,141	100.0%	1.2%
Cost of goods sold	4,429	54.1%	3,944	53.5%	12.3%	8,193	53.5%	8,169	54.0%	0.3%
Gross profit	3,752	45.9%	3,423	46.5%	9.6%	7,123	46.5%	6,972	46.0%	2.2%
Operating expenses	2,535	31.0%	2,190	29.7%	15.8%	4,769	31.1%	4,453	29.4%	7.1%
Operating income	1,217	14.9%	1,233	16.7%	-1.3%	2,354	15.4%	2,519	16.6%	-6.6%
Depreciation, amortization & other operative non-cash charges	395	4.8%	323	4.4%	22.3%	763	5.0%	660	4.4%	15.6%
EBITDA (2)	1,612	19.7%	1,556	21.1%	3.6%	3,117	20.4%	3,179	21.0%	-2.0%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

July 20, 2011	Page 20

Mercosur Division
Expressed in millions of Mexican pesos(1)
Financial figures include beer results

	2Q 11	% Rev	2Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases) (2)	152.9		147.2		3.9%	328.6		312.1		5.3%
Average price per unit case (2)	49.07		43.15		13.7%	48.30		43.07		12.1%
Net revenues	8,355		7,098		17.7%	17,599		14,951		17.7%
Other operating revenues	79		59		33.9%	179		155		15.5%
Total revenues	8,434	100.0%	7,157	100.0%	17.8%	17,778	100.0%	15,106	100.0%	17.7%
Cost of goods sold	4,975	59.0%	4,197	58.6%	18.5%	10,399	58.5%	8,799	58.2%	18.2%
Gross profit	3,459	41.0%	2,960	41.4%	16.9%	7,379	41.5%	6,307	41.8%	17.0%
Operating expenses	2,405	28.5%	2,065	28.9%	16.5%	4,934	27.8%	4,232	28.0%	16.6%
Operating income	1,054	12.5%	895	12.5%	17.8%	2,445	13.8%	2,075	13.7%	17.8%
Depreciation, Amortization & Other operative non-cash charges	274	3.2%	171	2.4%	60.2%	554	3.1%	349	2.3%	58.7%
EBITDA (3)	1,328	15.7%	1,066	14.9%	24.6%	2,999	16.9%	2,424	16.0%	23.7%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

July 20, 2011	Page 21

SELECTED INFORMATION

For the three months ended June 30, 2011 and 2010

Expressed in millions of Mexican pesos.

	2Q 11		2Q 10
Capex	1,848.7	Capex	1,742.2
Depreciation	761.0	Depreciation	645.0
Amortization & Other non-cash charges	375.0	Amortization & Other non-cash charges	290.0

VOLUME
Expressed in million unit cases

	2Q 11					2Q 10
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	264.5	21.0	61.7	18.1	365.3	248.5	17.9	59.6	17.1	343.1
Central America	31.7	1.7	0.1	3.4	36.9	29.4	1.5	0.1	3.1	34.1
Colombia	47.8	5.4	7.0	4.2	64.4	41.7	5.6	7.1	4.2	58.6
Venezuela	42.4	2.0	0.5	1.2	46.1	46.2	2.9	0.5	1.2	50.8
Latincentro	121.9	9.1	7.6	8.8	147.4	117.3	10.0	7.7	8.5	143.5
Brazil	97.5	4.6	0.5	5.0	107.6	97.0	4.3	0.4	3.9	105.6
Argentina	40.8	2.4	0.2	1.9	45.3	38.1	2.1	0.2	1.2	41.6
Mercosur	138.3	7.0	0.7	6.9	152.9	135.1	6.4	0.6	5.1	147.2
Total	524.7	37.1	70.0	33.8	665.6	500.9	34.3	67.9	30.7	633.8

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

Certain brands within our portfolio have been reclassified across categories. This reclassification affects, among others, flavored water brands that were previously included as a part of still beverages and will now be presented within our water category. For comparison purposes, the figures of 2010 have been restated. This change mainly affects our Mexico, Brazil and Argentina second quarter 2010 volumes and accounts for 3.9 million unit cases.

SELECTED INFORMATION

For the six months ended June 30, 2011 and 2010

Expressed in millions of Mexican pesos.

	YTD 11		YTD 10
Capex	2,464.9	Capex	2,706.4
Depreciation	1,505.0	Depreciation	1,294.0
Amortization & Other non-cash charges	719.0	Amortization & Other non-cash charges	611.0

VOLUME
Expressed in million unit cases

	YTD 11					YTD 10
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	482.4	35.4	110.8	34.4	663.0	447.8	30.1	105.0	31.5	614.4
Central America	60.5	3.8	0.2	6.4	70.9	59.3	3.2	0.2	6.0	68.7
Colombia	91.0	10.4	13.8	8.2	123.4	87.0	12.6	14.9	8.5	123.0
Venezuela	78.0	3.7	1.0	1.9	84.6	95.8	5.9	0.9	2.4	105.0
Latincentro	229.5	17.9	15.0	16.5	278.9	242.1	21.7	16.0	16.9	296.7
Brazil	207.0	11.1	1.3	10.4	229.8	203.8	10.8	1.2	7.7	223.5
Argentina	89.0	5.7	0.4	3.7	98.8	80.4	5.2	0.5	2.5	88.6
Mercosur	296.0	16.8	1.7	14.1	328.6	284.2	16.0	1.7	10.2	312.1
Total	1,007.9	70.1	127.5	65.0	1,270.5	974.1	67.8	122.7	58.6	1,223.2

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

Certain brands within our portfolio have been reclassified across categories. This reclassification affects, among others, flavored water brands that were previously included as a part of still beverages and will now be presented within our water category. For comparison purposes, the figures of 2010 have been restated. This change mainly affects our Mexico, Brazil and Argentina first half 2010 volumes and accounts for 8.0 million unit cases.

July 20, 2011	Page 22

June 2011
Macroeconomic Information

	Inflation (1)
	LTM	2Q 2011	YTD

Mexico	3.28%	-0.75%	0.30%
Colombia	3.23%	0.73%	2.53%
Venezuela	23.58%	6.62%	13.02%
Brazil	6.71%	1.40%	3.87%
Argentina	9.67%	2.30%	4.68%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	2Q 11	2Q 10	Δ%	YTD 11	YTD 10	Δ%

Mexico	11.7364	12.5543	-6.5%	11.9098	12.6770	-6.1%
Guatemala	7.6891	8.0033	-3.9%	7.7598	8.0944	-4.1%
Nicaragua	22.2841	21.2230	5.0%	22.1501	21.0954	5.0%
Costa Rica	508.2812	531.5654	-4.4%	508.3342	544.2584	-6.6%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,797.8340	1,949.2961	-7.8%	1,837.4608	1,948.6718	-5.7%
Venezuela	4.3000	4.3000	0.0%	4.3000	4.2307	1.6%
Brazil	1.5956	1.7921	-11.0%	1.6315	1.7973	-9.2%
Argentina	4.0818	3.9015	4.6%	4.0477	3.8703	4.6%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Jun 11	Jun 10	Δ%

Mexico	11.8389	12.6567	-6.5%
Guatemala	7.7702	8.0314	-3.3%
Nicaragua	22.4184	21.3509	5.0%
Costa Rica	509.5700	540.2400	-5.7%
Panama	1.0000	1.0000	0.0%
Colombia	1,780.1600	1,916.4600	-7.1%
Venezuela	4.3000	4.3000	0.0%
Brazil	1.5611	1.8015	-13.3%
Argentina	4.1100	3.9310	4.6%

July 20, 2011	Page 23